EXHIBIT 99.1

Brookfield Business Partners Reports 2022 Year End Results

BROOKFIELD, NEWS, Feb. 03, 2023 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN) announced today financial results for the year ended December 31, 2022.

“Our operations were resilient and we achieved great progress on our growth initiatives in 2022,” said Cyrus Madon, CEO of Brookfield Business Partners. “Our solid financial results in a challenging environment demonstrate the quality of our operations. We are well positioned to continue building value in 2023 as we execute our operational improvement plans.”

	Three Months Ended December 31,		Year Ended December 31,
US$ millions (except per unit amounts), unaudited	2022	2021	2022	2021
Net income (loss) attributable to unitholders[1]	$8	$41	$146	$643
Net income (loss) per limited partnership unit[2]	$0.04	$(0.25)	$0.73	$3.28

Adjusted EBITDA[3]	$659	$550	$2,335	$1,761

Net income attributable to unitholders for the year ended December 31, 2022 was $146 million ($0.73 per limited partnership unit) compared to net income of $643 million ($3.28 per limited partnership unit) in the prior year. Prior year results included net gains on the partial sale of our graphite electrode operation and public securities.

Adjusted EBITDA for the year ended December 31, 2022 was $2,335 million compared to $1,761 million for the year ended December 31, 2021, reflecting increased contribution from our Business Services, Industrials and Infrastructure Services segments.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2022	2021	2022	2021
Infrastructure Services	$254	$212	$872	$613
Industrials	230	225	879	713
Business Services	213	149	722	561
Corporate and Other	(38)	(36)	(138)	(126)
Adjusted EBITDA[3]	$659	$550	$2,335	$1,761

Our Infrastructure Services segment generated Adjusted EBITDA of $872 million in 2022, compared to $613 million in 2021. Results benefited from the contribution of recent acquisitions and increased performance at our nuclear technology services operation, partially offset by decreased contribution from offshore oil services. Current year results included contribution from our modular building leasing services operation and lottery services operation which we acquired in December 2021 and April 2022, respectively.

Our Industrials segment generated Adjusted EBITDA of $879 million in 2022, compared to $713 million in 2021. Results benefited from the contribution of recent acquisitions and strong performance at our water and wastewater services operation. Current year results included contribution from our solar power solutions provider and engineered components manufacturing operation which we acquired in August 2021 and October 2021, respectively.

Our Business Services segment generated Adjusted EBITDA of $722 million in 2022, compared to $561 million in 2021. Results benefited from the contribution of recent acquisitions and strong performance at our residential mortgage insurance operation, partially offset by reduced contribution from our non-bank financial services operation in India. Current year results included contribution from our Australian residential mortgage lender and dealer software and technology services operation which we acquired in May 2022 and July 2022, respectively.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2022	2021	2022	2021
Infrastructure Services	$148	$160	$513	$396
Industrials	119	141	473	879
Business Services	125	125	508	397
Corporate and Other	(67)	(30)	(178)	(99)

Adjusted EFO for the year ended December 31, 2022 reflected increased contribution from our Infrastructure Services and Business Services operating segments. Adjusted EFO in the current year included $57 million in after-tax net gains primarily related to the partial sale of public securities. Prior year results included after-tax gains of $476 million recognized in our Industrials segment on the partial sale of our graphite electrode operation and public securities.

Strategic Initiatives

  Nuclear Technology Services
  During the quarter we obtained exemptive relief from the Ontario Securities Commission from the requirements to call a special unitholder meeting to approve the proposed sale of Westinghouse, our nuclear technology services operation. In December we filed a disclosure document in connection with the sale and have since received written consents from unitholders representing more than 50% of the votes eligible to be cast to vote in favor of the transaction. As a result, we have satisfied the requirement for minority approval and expect to close the sale in the second half of 2023, subject to regulatory approvals.
  Offshore Oil Services
  In January our offshore oil services operation emerged from the Chapter 11 restructuring process with a significantly deleveraged balance sheet. The restructuring reprofiled the company’s bank loan facilities to better align cash flow with debt service obligations and equitized more than $1 billion in junior debt obligations. Following the restructuring, we, along with our institutional partners, own 88% of the post-reorganization equity. Our share of the post-reorganization equity is 53%.
  Unit Repurchase Program
  For the year ended December 31, 2022 we repurchased 2,525,490 of Brookfield Business Partners L.P. units under our normal course issuer bid (NCIB).

Liquidity

We ended the year with approximately $1.6 billion of liquidity at the corporate level including $392 million of cash and liquid securities and $1.2 billion of availability on our credit facilities.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2023 to unitholders of record as at the close of business on February 28, 2023.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and twelve months ended December 31, 2022 which was 74.6 million and 75.3 million, respectively (December 31, 2021: 77.6 million and 78.3 million, respectively).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisition/disposition, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income (expense), net, and distributions to preferred equity holders. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income to Adjusted EBITDA included elsewhere in this release.
  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with approximately $800 billion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2022 Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2022 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on February 3, 2023 at 11:00 a.m. Eastern Time at BBU2022Q4Webcast or participants can preregister at BBU2022Q4ConferenceCall. Upon registering, participants will be emailed a dial-in number, direct passcode, and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	December 31, 2022		December 31, 2021

Assets
Cash and cash equivalents		$2,870		$2,588
Financial assets		12,908		8,550
Accounts and other receivable, net		7,278		5,638
Inventory and other assets		7,712		6,359
Property, plant and equipment		15,893		15,325
Deferred income tax assets		1,245		888
Intangible assets		24,048		14,806
Equity accounted investments		2,065		1,480
Goodwill		15,479		8,585
Total Assets		$89,498		$64,219

Liabilities and Equity
Liabilities
Corporate borrowings		$2,100		$1,619
Accounts payable and other		20,629		19,636
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		44,593		27,457
Deferred income tax liabilities		3,711		2,507

Equity
Limited partners	$1,415		$2,252
Non-controlling interests attributable to:
Redemption-exchange units	1,322		2,011
Special limited partners	—		—
BBUC exchangeable shares	1,383		—
Preferred securities	1,490		15
Interest of others in operating subsidiaries	12,855		8,722
		18,465		13,000
Total Liabilities and Equity		$89,498		$64,219

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021

Revenues	$14,708	$13,480	$57,545	$46,587
Direct operating costs	(13,288)	(12,469)	(53,102)	(43,151)
General and administrative expenses	(398)	(261)	(1,372)	(1,012)
Interest income (expense), net	(805)	(411)	(2,538)	(1,468)
Equity accounted income (loss), net	36	(48)	165	13
Impairment reversal (expense), net	(49)	(239)	9	(440)
Gain (loss) on acquisitions/dispositions, net	17	—	28	1,823
Other income (expense), net	(127)	44	(658)	(34)
Income (loss) before income tax	94	96	77	2,318
Income tax (expense) recovery
Current	(172)	(106)	(458)	(536)
Deferred	164	125	736	371
Net income (loss)	$86	$115	$355	$2,153
Attributable to:
Limited partners	$3	$(19)	$55	$258
Non-controlling interests attributable to:
Redemption-exchange units	2	(18)	49	228
Special limited partners	—	78	—	157
BBUC exchangeable shares	3	—	42	—
Preferred securities	22	—	27	—
Interest of others in operating subsidiaries	56	74	182	1,510

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Three Months Ended December 31, 2022
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$46	$(50)	$114	$(24)	$86

Add or subtract the following:
Depreciation and amortization expense	264	259	329	—	852
Impairment reversal (expense), net	53	—	(4)	—	49
Gain (loss) on acquisitions/dispositions, net	(9)	—	(8)	—	(17)
Other income (expense), net[1]	67	82	(23)	1	127
Income tax (expense) recovery	11	34	(2)	(35)	8
Equity accounted income (loss), net	(10)	(8)	(18)	—	(36)
Interest income (expense), net	223	241	321	20	805
Equity accounted Adjusted EBITDA[2]	14	37	20	—	71
Amounts attributable to non-controlling interests[3]	(446)	(341)	(499)	—	(1,286)
Adjusted EBITDA	$213	$254	$230	$(38)	$659

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $22 million of net revaluation gains, $143 million of business separation expenses, stand-up costs and restructuring charges, $37 million in transaction costs, $11 million of net gains on the sale of property, plant and equipment and $20 million of other income.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Year Ended December 31, 2022
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$359	$(40)	$177	$(141)	$355

Add or subtract the following:
Depreciation and amortization expense	721	1,220	1,319	—	3,260
Impairment reversal (expense), net	76	125	(210)	—	(9)
Gain (loss) on acquisitions/dispositions, net	(9)	—	(19)	—	(28)
Other income (expense), net[1]	177	243	226	12	658
Income tax (expense) recovery	106	(391)	87	(80)	(278)
Equity accounted income (loss), net	(36)	(47)	(82)	—	(165)
Interest income (expense), net	549	782	1,136	71	2,538
Equity accounted Adjusted EBITDA[2]	51	139	89	—	279
Amounts attributable to non-controlling interests[3]	(1,272)	(1,159)	(1,844)	—	(4,275)
Adjusted EBITDA	$722	$872	$879	$(138)	$2,335

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $251 million of net revaluation losses, $296 million of business separation expenses, stand-up costs and restructuring charges, $146 million in transaction costs, $36 million of net gains on the sale of property, plant and equipment and $1 million of other expense.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Three Months Ended December 31, 2021
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$204	$(244)	$172	$(17)	$115

Add or subtract the following:
Depreciation and amortization expense	121	186	325	—	632
Impairment reversal (expense), net	—	279	(40)	—	239
Other income (expense), net[1]	(82)	24	13	1	(44)
Income tax (expense) recovery	26	(28)	12	(29)	(19)
Equity accounted income (loss), net	(7)	85	(30)	—	48
Interest income (expense), net	63	110	229	9	411
Equity accounted Adjusted EBITDA[2]	11	35	25	—	71
Amounts attributable to non-controlling interests[3]	(187)	(235)	(481)	—	(903)
Adjusted EBITDA	$149	$212	$225	$(36)	$550

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $26 million of net revaluation gains, $35 million of net gains on the disposition of property, plant and equipment, $39 million of restructuring charges, $39 million in transaction costs, $46 million of income related to the release of a non-recurring provision accrued for a contract dispute at one of the partnership’s operations and $15 million of other income.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Year Ended December 31, 2021
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$619	$(329)	$1,953	$(90)	$2,153

Add or subtract the following:
Depreciation and amortization expense	465	705	1,113	—	2,283
Impairment reversal (expense), net	(13)	279	174	—	440
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net[1]	(39)	51	17	5	34
Income tax (expense) recovery	184	(10)	52	(61)	165
Equity accounted income (loss), net	(11)	79	(81)	—	(13)
Interest income (expense), net	239	360	849	20	1,468
Equity accounted Adjusted EBITDA[2]	30	123	85	—	238
Amounts attributable to non-controlling interests[3]	(913)	(645)	(1,626)	—	(3,184)
Adjusted EBITDA	$561	$613	$713	$(126)	$1,761

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification and $8 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports 2022 Year End Results

Brookfield, News, February 3, 2023 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the year ended December 31, 2022, which is captured in Brookfield Business Partners’ financial statements and results.

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2022	2021	2022	2021

Net income (loss) attributable to Brookfield Business Partners	$194	$36	$911	$36

Net income attributable to Brookfield Business Partners for the year ended December 31, 2022 was $911 million compared to $36 million in 2021. Current year results included contribution from our dealer software and technology services operation which we acquired in July 2022 and a remeasurement gain on our exchangeable and class B shares that are classified as liabilities under IFRS. As at December 31, 2022, the exchangeable and class B shares were remeasured to reflect the closing price of $16.96 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared today by the Board of Directors of the general partner of Brookfield Business Partners on its units.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	December 31, 2022		December 31, 2021

Assets
Cash and cash equivalents		$736		$894
Financial assets		497		349
Accounts and other receivable, net		3,191		2,281
Inventory, net		635		580
Other assets		1,466		920
Property, plant and equipment		3,765		4,036
Deferred income tax assets		626		348
Intangible assets		9,295		4,226
Equity accounted investments		251		70
Goodwill		6,914		2,216
Total Assets		$27,376		$15,920

Liabilities and Equity
Liabilities
Accounts payable and other		$7,639		$9,051
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		12,913		5,246
Exchangeable and class B shares		1,237		—
Deferred income tax liabilities		1,516		487

Equity
Brookfield Business Partners	$359		$(516)
Non-controlling interests	3,712		1,652
		4,071		1,136
Total Liabilities and Equity		$27,376		$15,920

Brookfield Business Corporation
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021

Revenues	$3,124	$2,488	$10,598	$9,649
Direct operating costs	(2,727)	(2,195)	(9,466)	(8,801)
General and administrative expenses	(103)	(66)	(372)	(282)
Interest income (expense), net	(254)	(96)	(742)	(401)
Equity accounted income (loss), net	7	2	13	5
Impairment expense, net	(21)	—	(21)	—
Gain (loss) on acquisitions/dispositions, net	—	—	—	—
Remeasurement of exchangeable and class B shares	182	—	836	—
Other income (expense), net	(65)	(43)	(175)	(89)
Income (loss) before income tax	143	90	671	81
Income tax (expense) recovery
Current	(28)	7	(88)	(33)
Deferred	43	24	493	45
Net income (loss)	$158	$121	$1,076	$93
Attributable to:
Brookfield Business Partners	$194	$36	$911	$36
Non-controlling interests	(36)	85	165	57

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “views” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom, including the anticipated sale of Westinghouse; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19; the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risks Factors” section in our annual report for the year ended December 31, 2022 to be filed on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this measure is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our annual report for the year ended December 31, 2022 to be filed on Form 20-F.